EUROBANCSHARES, INC.

"Optimizing Our Performance in a Difficult Environment"

Rafael Arrillaga-Torréns
President & Chief Executive Officer

Yadira Mercado Piñeiro
EVP & Chief Financial Officer

March 31, 2007

Forward Looking Statements

This presentation may contain forward-looking statements including comments with respect to our objectives, strategies, and the results of our operations and business. These statements involve numerous assumptions, uncertainties and opportunities, both general and specific. Risk exists that these statements may not be fulfilled. We caution readers of this presentation not to place undue reliance on the forward-looking statements, as a number of factors could cause future company results to differ materially from these statements. Forward-looking statements may be influenced in particular by factors such as: fluctuations in interest rates and stock indexes; effects of competition in the areas in which we operate; changes in economic, political, regulatory and technological conditions. We caution that the foregoing list is not exhaustive. When relying on forward-looking statements to make decisions, investors should carefully consider the aforementioned factors and others that may have not been included in this list, as well as other uncertainties and events.

Stock Profile – as of April 30, 2007

Nasdaq Symbol	EUBK
Recent Price	$8.51
Market Cap	$165.65 million
Shares Outstanding	19.4 million
50 Days Avg. Daily Volume	22,663

Company Overview

➢ Headquarters:	San Juan, Puerto Rico
➢ Total Assets:	$2.433 billion
➢ Gross Loans & Leases:	$1.761 billion
➢ Branches:	24
➢ Deposits:	$1.825 billion
➢ Equity:	$174.8 million
➢ Employees:	520

EuroBancshares, Inc.

- **Eurobank**
  - **EBS Overseas (IBE)**
- **EuroSeguros**

Eurobank

- Commercial Banking
- Leasing
- Mortgage
- Trust & Wealth Management
- EBS International Bank (IBE)

EuroSeguros

- Automobile
- Property & Casualty
- Guaranteed Auto Protection

Experienced Executive Leadership

- **Average experience: 29 years**

Executive	Title	Experience	Joined Eurobank
Rafael Arrillaga-Torréns, Jr.*	Chairman, President and CEO	31	1979
Yadira R. Mercado	EVP, CFO and Corporate Secretary	26	1991
Luis J. Berríos López	EVP, Chief Lending Officer	36	2006
Félix León	EVP, Operations	42	2004
Jorge E. Sepúlveda-Estrada	SVP and Treasurer	32	1993
Luis S. Suau Hernández	SVP, San Juan-Metropolitan Area	32	1997
Fausto Peña Villegas	SVP, Northern Region	31	2001
Roberto Carreras Sosa	SVP, Eastern Region	30	2002
Jaime A. Borges Bonilla	SVP, Southern Region	21	2006
Brenda Medina Alameda	SVP, Western Region	15	2003
Jaime Noble Fernández	SVP, EuroLease	33	1999
Jose del Rio Jimenez	SVP, Mortgage	19	2005

*Joined Eurobank in 1979 as a director, became Chairman in 1993, and CEO in 1994.

Corporate Strategy

- Establish Bank as Premier Middle-Market Bank in Puerto Rico
- Focus on Niche Market to Maintain Strong Earnings Growth and Profitability
- Maintain Strong Asset Quality
- Expand Branch Franchise through Novo Opportunities
- Consider Strategic, Accretive Acquisitions
- Utilize Under-Leveraged IBE, as Interest Rate Environment Improves


EUROBANK

Humacao

Branch Distribution Network



Atlantic Ocean
Isabela
Arecibo
Grande de Manatí
San Juan
Carr 2
Aguadilla
Quebradillas
Barceloneta
Vega Baja
Levittown
Cataño
Manatí
Vega Alta
Carr 22
Carolina
Río Grande
Luquillo
Bayamón
Guaynabo
Trujillo Alto
Fajardo
Corcega
San Sebastian
Carr 10
Utuado
Puerto Rico
Orocovis
Grande de Añasco
Mayagüez
Castaner
Caguas
Carr 30
Juncos
Carr 53
Hormigueros
Humacao
Vieques
Cabo Rojo
Cayey
San Germán
Yauco
Juana Diaz
Coamo
Carr 52
Ponce
Carr 15
Lago Patillas
Maunabo
Ensenada
Guayama
Santa Isabel
Caribbean Sea
EuroBank Branch
Proposed New Branch Site

- **Currently operate a network of 24 branches**
- **Plan to open 3 additional branches, 2 of them in 2007**
- **Intend to have a branch located within a convenient drive of approximately 80% of the population of Puerto Rico**

Total Assets



CAGR: 30.23%
3,000
2,500
2,000
1,500
1,000
500
0
608
1,035
1,321
2,103
2,391
2,501
2,433
2001
2002
2003
2004
2005
2006
1Q-2007

In million

Total Gross Loans and Leases

CAGR: 29.19%



1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
459
768
899
1,388
1,577
1,751
1,761
2001
2002
2003
2004
2005
2006
1Q-2007

In million

Loan Mix



60,523
429,142
6,666
293,139
85,258
740
142,191
739,981
Commercial and industrial secured by R/E
Construction secured by R/E
Consumer secured by R/E
Residential mortgage
Commercial and industrial
Consumer
Lease financing contracts
Overdrafts

In thousands

Total Deposits

CAGR: 28.66%



2,000
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
486
843
985
1,409
1,734
1,905
1,825
2001
2002
2003
2004
2005
2006
1Q-07

In million

Deposit Mix



90,792
224,145
132,375
62,239
151,992
1,163,020
Noninterest-bearing
Savings
Regular CD's & IRAS
Now & Money Market
Broker Deposits
Jumbo CD's

In thousands

Total Capital


180
160
140
120
100
80
60
40
20
0
47.8
57.3
65.1
158.3
165.0
169.9
174.8
2001
2002
2003
2004
2005
2006
1Q-2007

In million

Premier Commercial Banking


CAGR: 31.78%
1,200
1,000
800
600
400
200
0
276
29
435
52
525
47
786
79
967
82
1,160
126
1,175
142
2001
2002
2003
2004
2005
2006
1Q-07
Commercial & Construction Loans
Construction

In million

Commercial Loans

CAGR: 18.43%



1,200
1,000
800
600
400
200
0
706
884
1,034
1,033
2004
2005
2006
1Q-2007

In million

Leading Leasing Business


CAGR: 24.12%
500
450
400
350
300
250
200
150
100
50
0
138
256
316
459
488
443
429
2001
2002
2003
2004
2005
2006
1Q-2007
In million

Lease Type	• Open-ended • 96% automobile leases
Lease Terms	• Up to 72 months • No residual value on 72 month leases

Strategy	• Short to medium term fixed rate product offsets the variable rate of commercial portfolio • If a residual value exists, the lessee is responsible • Lessee is deemed title holder (no third party liability)

Mortgage Business



Mayagüez

- Mortgage Portfolio, $86.5 million
- Strategy:
  - Non-wholesale
- Mortgage Type:
  - Fixed rate; maximum 30 years
  - FNMA, VA, FHA, Freddie Mac
  - Conforming, non-conforming
- Target Market:
  - Homes financed by construction lending department
- Retail customers; commercial customers

Trust & Wealth Management



- Established in 2002
- Strategy and Focus:
  - Offer retirement benefits
  - Offer trust and wealth management services
  - Fee structure based on AUM
  - Assets under management: $254.0 million as of 03/31/07
- EuroFinancial:
  - Joint venture with Consultative Securities, Inc.
  - Established to service customers’ investment needs

Track Record


EUROBANK

Ponce Branch

	’01 – Dec ‘06 CAGR
Net interest income	27.33%
Non-interest income – service charge & other fees	18.41%
Net income – before extraordinary gain	6.66%
	’01 – Mar ‘07 CAGR
Total assets	30.23%
Total gross loans & leases	29.19%
Total deposits	28.66%
Total equity	28.01%

1Q 07 vs. 4Q 06 Highlights

($ in thousands)	1Q '07	4Q '06	*Annualized Change*
Total interest income	$42,314	$42,700	*-3.62%*
Other non-interest income – service charges & other fees	2,255	2,248	*1.25%*
Total non-interest expense	12,130	10,281	*71.94%*
Total assets	2,432,777	2,500,920	*-10.90%*
Loans and leases (Net of Unearned)	1,761,488	1,750,838	*2.43%*
Deposits	1,824,563	1,905,356	*-16.96%*
Stockholders' equity	174,771	169,878	*11.52%*

Credit Quality



3.50%
3.00%
2.50%
2.00%
1.50%
1.00%
0.50%
0.00%
2.23%
2.87%
2.98%
2.92%
2.30%
2.85%
3.36%
2.18%
2.87%
2.51%
2.23%
1.91%
2.52%
2.93%
0.24%
0.51%
0.47%
0.69%
0.92%
0.97%
0.88%
2001
2002*
2003
2004**
2005
2006
1Q-07
NCOs / Avg. Loans
NPAs / Total Assets
NPLs / Total loans

* Acquisition of Banco Financiero (12/15/02)

** Acquisition of Bank Trust (5/3/04)

Diluted Earnings Per Share



Diluted Earnings Per Share
$1.25
$1.00
$0.75
$0.50
$0.25
$0.00
$0.46
$0.42
$0.69
$1.04
$0.78
$0.37
$0.06
2001
2002*
2003
2004**
2005
2006
1Q-07

* It does not include $1.1 million extraordinary gain from Banco Financiero
** It does not include $4.4 million extraordinary gain from BT

Net Interest Margin and Spread*



5.00%
4.50%
4.00%
3.50%
3.00%
2.50%
2.00%
1.50%
1.00%
0.50%
0.00%
3.47%
4.32%
3.00%
3.57%
2.81%
3.15%
2.99%
3.29%
2.88%
3.29%
2.33%
2.86%
2.35%
2.89%
2001
2002
2003
2004
2005
2006
1Q-07
Net Interest Spread
Net Interest Margin

•Fully Taxable Equivalent

Non-interest income – service charge and other fees


10
9
8
7
6
5
4
3
2
1
0
3.641
4.331
5.456
8.057
9.069
8.476
2.255
2001
2002
2003
2004
2005
2006
1Q-07

In million

Net Income



25
20
15
10
5
0
22.7
16.5
9.9
8.0
6.9
5.8
1.3
2001
2002
2003
2004*
2005
2006
1Q-07

* Includes a $4.4 extraordinary gain from BT

In million

Track Record

Asset Quality Ratios	1Q-2007	2006	2005	2004	2003	2002	2001
Allowance for loan and lease losses to nonperforming loans	**34.35**	37.89	50.16	46.97	35.11	31.36	44.21
Allowance for loan and lease losses to total loans	**1.16**	1.08	1.15	1.37	1.04	0.90	0.98
Provision for Loan and Lease losses to Net Loan and Lease Charge-Offs	**136.69**	104.64	93.75	84.96	162.29	113.04	259.78

ROAA* and ROAE*



1.40%
1.20%
1.00%
0.80%
0.60%
0.40%
0.20%
0.00%
ROAA
20.00%
18.00%
16.00%
14.00%
12.00%
10.00%
8.00%
6.00%
4.00%
2.00%
0.00%
ROAE
14.34%
11.45%
16.50%
18.67%
10.70%
5.19%
3.27%
1.10%
0.77%
0.87%
1.03%
0.74%
0.33%
0.21%
2001
2002
2003
2004
2005
2006
1Q-07
ROAA *
ROAE*

*Before extraordinary gain

Efficiency Ratio



70.00%
60.00%
50.00%
40.00%
30.00%
20.00%
10.00%
0.00%
54.69%
56.33%
51.48%
44.44%
47.84%
57.89%
63.98%
2001
2002
2003
2004
2005
2006
1Q-07

Capital Position



12.00%
10.00%
8.00%
6.00%
4.00%
2.00%
0.00%
4.00%
5.00%
8.13%
4.00%
6.00%
10.29%
8.00%
10.00%
11.36%
Leverage
Tier 1
Total Capital
Regulatory Required
Well Capitalized
Eurobancshares, Inc.

Tangible Common Equity Ratio



7.87%
5.54%
4.93%
7.54%
6.91%
6.44%
6.83%
8.00%
7.00%
6.00%
5.00%
4.00%
3.00%
2.00%
1.00%
0.00%
2001
2002
2003
2004
2005
2006
1Q-07

Investment Considerations

- Pure play commercial bank
- Conservative experienced management
- Strong credit fundamentals
- Strong organic growth
- Positioned for further growth


EUROBANK
EUROBANK
EUROBANK

Hatillo Branch